UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2011
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer
Date: April 4, 2011

For immediate release
April 4, 2011

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586
Notice on Capital and Business Alliance with Maeda Metal Industries, Ltd.
     Makita Corporation (“Makita”; Head Office: Anjo, Aichi Prefecture, Japan) hereby announces that Makita has resolved in the meeting of the Board of Directors today to enter into a business alliance contract with Maeda Metal Industries, Ltd. (“Maeda Metal Industries”; Head Office: Osaka City, Japan) including capital alliance.
1. Reason of capital and business alliance
     To more closely cooperate with Maeda Metal Industries, which has advanced technologies and development capabilities including the ones concerning shear wrenches for tightening bolts on heavy steel frames at large building or bridge construction sites, Makita Corporation has decided to enter into a capital and business alliance contract with Maeda Metal Industries. With this alliance Makita Corporation aims to further heighten its corporate values by improving product lineups and developing high-value added products.
2. Details of capital and business alliance
     (1) Details of capital alliance
     Makita Corporation will subscribe for 400,000 shares of Maeda Metal Industries owned by the company through the third-party allotment.

(i) Share acquisition	Subscription for shares owned and disposed of by Maeda Metal Industries through the third-party allotment
(ii) Types and numbers of shares acquired	Common stock 400,000 shares
(iii) Amount to be paid	178 yen per share
(iv) Total amount to be paid	71,200,000 yen
(v) Number of shares owned by Makita Corporation and shareholding ratio before subscription	Common stock 400,000 shares (3.42%)
(vi) Number of shares owned by Makita Corporation and shareholding ratio after subscription	Common stock 800,000 shares (6.83%)
(vii) Payment date	April 22, 2011
     (2) Details of business alliance
     In the field of shear wrenches and others Makita Corporation and Maeda Metal Industries regard each other as important partners, and Maeda Metal Industries will provide OEM products to Makita Corporation and the both companies will jointly develop new products.
3. Basic information of Maeda Industries, Ltd.

(i) Corporate name	Maeda Metal Industries, Ltd.
(ii) Address of Head Office	Osaka city, Osaka Prefecture
(iii) Title and Name of Representative	Kenshi Sato, President
(iv) Principal Business	Manufacturing and sales of work tools and equipment
(v) Amount of Capital	605 million yen
(vi) Stock Exchange listing	Osaka stock exchange second section (stock code: 5967)
4. Schedule
     (1) Date of capital and business alliance contract: April 4, 2011
     (2) Payment due date: April 22, 2011
5. Outlook for the future
     This alliance will affect only slightly the consolidated and non-consolidated business results of Makita Corporation.

English Translation of press release originally issued in Japanese